 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Edwards, O. Ralph (Last) (First) (Middle) 300 Park Boulevard, Suite 405 (Street) Itasca, IL 60143 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol First Midwest Bancorp, Inc. FMBI
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 19, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					6,839 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Edwards, O. Ralph - February 19, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$18.8750					05/17/2001 | 05/17/2010	Common Stock - 2,011		2,011	D
Non-Qualified Stock Option (right to buy)	$22.5000					02/21/2002 | 02/21/2011	Common Stock - 2,500		2,500	D
Non-Qualified Stock Option (right to buy)	$28.6950					02/20/2003 | 02/20/2012	Common Stock - 2,215		2,215	D
Phantom Stock under NQ Deferred Comp. Plan	1-for-1					Immed. | (2)	Common Stock - 6,069		6,069 (3)	D
Non-Qualified Stock Option (right to buy)	$26.2550	02/19/2003		A |	(A) 2,342	02/19/2004 | 02/19/2013	Common Stock - 2,342		2,342	D
Non-Qualified Stock Option (right to buy)	$20.1334					11/19/1998 | 11/19/2007	Common Stock - 1,594		1,594	D
Non-Qualified Stock Option (right to buy)	$21.7000					02/18/1999 | 02/18/2008	Common Stock - 854		854	D
Non-Qualified Stock Option (right to buy)	$18.5500					02/17/2000 | 02/17/2009	Common Stock - 998		998	D
Non-Qualified Stock Option (right to buy)	$18.4000					02/16/2001 | 02/16/2010	Common Stock - 1,005		1,005	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: By Andrea L. Stangl, Attorney in-fact 02-21-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Edwards, O. Ralph - February 19, 2003
Form 4 (continued)
FOOTNOTE Descriptions for First Midwest Bancorp, Inc. FMBI

Form 4 - February 2003

O. Ralph Edwards
300 Park Boulevard, Suite 405

Itasca, IL 60143
Explanation of responses:

(1)   Between January 16, 2003 and February 19, 2003 the reporting person acquired 22 shares of First Midwest common stock under the First Midwest Bancorp, Inc. Dividend Reinvestment Plan. The information in this report is based on a plan statement dated January 31, 2003.
(2)   Shares of phantom stock are payable in cash following the termination of the reporting person's services as a director of First Midwest Bancorp, Inc.
(3)   Between January 16, 2003 and February 19, 2003 the reporting person acquired 41 shares of First Midwest common stock pursuant to the dividend reinvestment feature under the First Midwest Bancorp, Inc. Non-Qualified Deferred Compensation Plan. The information in this report is based on a plan statement dated January 31, 2003.

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